Exhibit (a)(2)(A)

June 5, 2009

Dear Fellow Stockholders:

We are pleased to report that Cougar Biotechnology, Inc. (“Cougar” or the “Company”), has entered into an Agreement and Plan of Merger, dated as of May 21, 2009 (the “Merger Agreement”), with Johnson & Johnson, and its wholly-owned subsidiary, Kite Merger Sub, Inc. (“Purchaser”), that provides for the acquisition of Cougar by Johnson & Johnson.

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $43.00 per share in cash (without interest and subject to applicable withholding taxes). Unless extended, the tender offer is scheduled to expire at 12:00 midnight New York City time, on Thursday, July 2, 2009 (which is the end of the day on July 2, 2009). Following the successful completion of the tender offer, which would involve Purchaser obtaining ownership of a majority of the Company’s outstanding shares of common stock (calculated in the manner provided in the Merger Agreement), Purchaser would be merged into Cougar upon the terms and conditions set forth in the Merger Agreement. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer will be converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes). Following the effective time of the merger, the Company will become a wholly-owned subsidiary of Johnson & Johnson.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, in accordance with the General Corporation Law of the State of Delaware, (iii) declared that the Merger Agreement is advisable and (iv) resolved to recommend that the Company’s stockholders accept the tender offer and tender their shares of common stock pursuant to the tender offer and, if required, adopt the Merger Agreement and approve the Merger.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES PURSUANT TO THE TENDER OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown Cougar over the years.
Sincerely,

Alan H. Auerbach
Chief Executive Officer and President

10990 Wilshire Blvd., Suite 1200 Los Angeles, CA 90024
Phone: 310-943-8040  Fax: 310-943-8059